SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

Appointment of New Chief Financial and Investor Relations Officer

São Paulo, May 31, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), in compliance with the provisions of the Brazilian Securities and Exchange Commission (CVM) Resolution No. 44, dated August 23, 2021 (“CVM Resolution 44”), today announced that the Board of Directors approved the election of Eduardo Guardiano Leme Gotilla as Vice-President, Chief Financial Officer (CFO) and Investor Relations Officer (IRO), effective June 3, 2024. Mr. Gotilla’s appointment follows the resignation request from Mario Tsuwei Liao.

Eduardo Gotilla has extensive experience in prominent financial positions, having served as CFO of Light S.A., Global CFO of RHI Magnesita in London and statutory director of CSN. With a background in the financial markets, Eduardo brings expertise in various areas, including corporate finance, business development, turnaround and restructuring, tax management, capital strategy, performance management and investor relations. Additionally, Mr. Gotilla previously chaired the Board of Directors of Magnesita Refratários S.A. and served on the boards of BB Previdência, MGI – Minas Gerais Investimentos and CODEMIG/CODEMGE.

The Company thanks Mario Liao for his leadership during the Covid-19 pandemic, his fundamental contribution to the initial structuring of the Company’s Chapter 11 process, and his dedication to the Company over the last 19 years. Mario will continue to serve GOL as an advisor for special projects.

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowest-cost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer